United States securities and exchange commission logo





                             June 10, 2021

       Rathna Girish Mathrubootham
       Chief Executive Officer
       Freshworks Inc.
       2950 S. Delaware Street, Suite 201
       San Mateo, CA 94403

                                                        Re: Freshworks Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001544522

       Dear Mr. Mathrubootham:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted on Form S-1

       The Offering, page 9

   1. We note that you exclude common stock issuable upon the settlement of outstanding restricted stock units
(RSUs) as of December 31, 2020 from the number of shares of
                                                        common stock that will
be outstanding after the offering. To the extent such amounts include
performance-based RSUs that will vest upon this offering when the liquidity condition is satisfied,
please revise to include such shares in your disclosure of common shares outstanding.
       Summary Consolidated Financial Data, page 11

   2. Please include a pro forma earnings per share measure to reflect the automatic conversion
 Rathna Girish Mathrubootham
FirstName
FreshworksLastNameRathna  Girish Mathrubootham
            Inc.
Comapany
June       NameFreshworks Inc.
     10, 2021
June 10,
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FirstName LastName
         of preferred stock to common stock upon the closing of this offering. Also, to the extent that your RSUs have met the time based vesting provisions and are only subject to a liquidity condition that will be satisfied by your offering, please revise to include such shares, as well as the impact of recognizing any related stock-based compensation expense. Please also revise your pro forma capitalization and dilution disclosures accordingly. Refer to Article 11-01(a)(8) of Regulation S-X.
Risk Factors
We track certain key business metrics..., page 15

3. Please provide examples of the limitations of your internal tools and methodologies for tracking your metrics.
If we fail to manage our technical operations infrastructure..., page 22

4. We note your disclosure of the importance of Amazon Web Services to your business.
         Please disclose the material terms of your agreement with Amazon Web Services, including the term and any termination provisions.
Sales efforts to large customers..., page 26

5. Please disclose the average length of your sales cycle to large customers as compared to smaller customers.
We derive, and expect to continue to derive..., page 26

6. Please disclose the percentage of your revenue generated from the four products listed in this risk factor for the periods presented.
Risks Related to Ownership of Our Common Stock, page 41

7. Please add a risk factor that addresses the concentration of ownership among your directors, officers and principal stockholders.
Key Factors Affecting Our Performance, page 64

8.       You disclose that you have over 48,000 total customers as of December
31, 2020.
         However, you also disclose a total customer base of over 50,000 organizations elsewhere throughout the filing. Please revise to address this apparent inconsistency. Disclose the actual number of customers for each period presented and clarify whether such amounts include customers currently in the free forever tier of Freshsales or in a free trial period as customers. With regards to your disclosure of customers for each of your three main products, clarify whether you include a customer using more than one product as a customer for each product. Also, please revise to disclose the actual number of customers per product for each period presented and if applicable, quantify the number of customers in each count that are included as customers for more than one product.
 Rathna Girish Mathrubootham
Freshworks Inc.
June 10, 2021
Page 3
9. Please explain whether, and if so how, cancellations are factored into your annual recurring revenue (ARR) calculations for the purposes of your cohort chart presentation.
         For example, tell us whether the 2012-2019 cohort groups exclude customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.
10. You disclose that you define ARR as the sum total of the subscription revenue you would contractually expect to recognize over the next 12 months from all customers at a point in time, assuming no increases or reductions in their subscriptions. Please tell us whether your ARR calculations include the annualized value of monthly contracts, and if so, explain your basis for annualizing revenue from such customers. In your response, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers as well as the percentage of revenue generated from monthly contracts for each period presented. Also, revise your disclosures related to the ARR calculations to address the inclusion of monthly subscriptions, to the extent material.
Key Business Metrics, page 66

11. We note that you present an ARR by cohort graph, the number of customers with ARR greater than $5,000 and a dollar net retention rate that compares ARR from customers in one period to ARR in a prior period. Elsewhere you disclose the number of customers with ARR greater than $50,000. Please tell us whether management uses the ARR metric itself to manage the business and if so, tell us what consideration you have given to including a quantified discussion of this metric for each period presented. Refer to SEC
         Release No. 33-10751.
12. To provide context to your metric, please revise to disclose the percentage or amount of revenue attributable to customers with ARR greater than $5,000 for each period presented. Discuss any limitations present, such as the number of customers with monthly contracts that may not have annual contractual revenue associated with them.
Business
Our  Business
FirstName     Model, page 86Girish Mathrubootham
           LastNameRathna
Comapany
13.        NameFreshworks
      Please                  Inc. of small-and mid-sized business, mid-market
and enterprise
             disclose the number
      customers
June 10,         for3the periods presented.
         2021 Page
FirstName LastName
 Rathna Girish Mathrubootham
FirstName
FreshworksLastNameRathna  Girish Mathrubootham
            Inc.
Comapany
June       NameFreshworks Inc.
     10, 2021
June 10,
Page 4 2021 Page 4
FirstName LastName
Consolidated Financial Statements
Note 12. Common Stock and Stock Based Compensation, page F-28

14. Please revise to separately disclose the number of performance-based RSUs and related unrecognized compensation expense that will vest upon this offering. Refer to ASC 718-
         10-50-2(g).
Note 16. Subsequent Events, page F-35

15. Please provide a breakdown of the 326,740 RSUs granted through May 14, 2021, as well as for any other issuances through the date of your response, and include the fair value of the underlying ordinary shares used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies.
16. Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, and the periods over which it will be recognized. Also, clarify whether these are time-based or performance-
         based awards. Refer to ASC 855-10-50-2(b).
General

17. Please provide a detailed legal analysis analyzing whether the registrant meets the
         definition of    investment company    under the Investment Company
Act of 1940. Please
         include relevant unconsolidated financial information to support your determination.
         Among other things, your analysis should indicate the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. If the registrant is an investment company, provide a complete and detailed explanation of the basis for reliance upon any exemption or exclusion from the definition of investment company under the Investment Company Act of 1940.

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Rathna Girish Mathrubootham
FirstName
FreshworksLastNameRathna  Girish Mathrubootham
            Inc.
Comapany
June       NameFreshworks Inc.
     10, 2021
June 10,
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FirstName LastName
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 441-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Sepideh Mousakhani